UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-24207

Amgen Fremont Inc.

(Exact name of registrant as specified in its charter)

6701 Kaiser Drive

Fremont, California 94555

(510) 608-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Preferred Stock Purchase Rights

3.50% Convertible Subordinated Notes due 2007

1.75% Convertible Senior Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share: 1 holder

Preferred Stock Purchase Rights: 1 holder

3.50% Convertible Subordinated Notes due 2007: 9 holders

1.75% Convertible Senior Notes due 2011: 31 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Amgen Fremont Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMGEN FREMONT INC.

Date: April 3, 2006	By:	/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President and Secretary